UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38072

NexGen Energy Ltd.
(Translation of registrant's name into English)

3150 - 1021 West Hastings Street, Vancouver, BC, V6E 0C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of NexGen Energy Ltd. (File No. 333.266575)

SUBMITTED HEREWITH

Exhibits

99.1	Management Information Circular

99.2	Notice and Access Notification to Shareholders

99.3	Form of Proxy

99.4	Notice of Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NexGen Energy Ltd.
(Registrant)

Date: May 9, 2025	By:	/s/ Benjamin Salter

Benjamin Salter
	Title:	Chief Financial Officer